EXHIBIT 1.a(3)(b)

                                AMENDMENT TO THE
                 BROKER-DEALER SUPERVISORY AND SELLING AGREEMENT
                             FOR VARIABLE CONTRACTS

This Amendment is made by and among ING Security Life of Denver Insurance Company ("ING Security Life"), ING America Equities, Inc. ("INGAE") and Selling Broker-Dealer and Agency, collectively known as the Parties.

WHEREAS, the Parties have executed a Broker-Dealer Supervisory and Selling Agreement for Variable Contracts ("the Agreement") which provides that Selling Broker-Dealer and Agency will enable and supervise its registered representatives to solicit and sell the Contracts issued by ING Security Life and distributed by INGAE.

WHEREAS, the Agreement also provides for certain compensation to be paid to Selling Broker-Dealer or Agency for the sales of such Contracts, the Agreement is modified as follows:

1. The Schedule I, "Compensation Schedule to Selling Agreement for ING Security Life Corporate Benefits Variable Universal Life" is hereby added.

This Amendment is effective ________________, and shall be deemed to be accepted by Broker-Dealer and Agency by ING Security Life and INGAE by submission of an application for the Corporate Benefits Variable Universal Life product by Selling Broker-Dealer or Agency on or after that date.

                                   SCHEDULE I

                              COMPENSATION SCHEDULE
                     TO SELLING AGREEMENT FOR SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE


This Schedule is an attachment to the ING America Equities, Inc. ("ING America Equities") Selling Agreement by and among the parties pursuant to paragraph 17 of that Selling Agreement, effective as of ________, 2000, or the date that Selling Broker-Dealer submits an application for this product, whichever is later. The provisions of this Schedule shall apply only to ING Security Life Corporate Benefits Variable Universal Life policies solicited and issued while this Schedule is in effect. All compensation payable under this Schedule shall be subject to the terms and conditions contained herein at the time of issue of the policy by ING Security Life of Denver Insurance Company ("ING Security Life").

1.  Commission Structure:

    Commissions are payable on premiums paid in each year up to the target premium only. No commissions are paid on premium in excess of the target premium. Any time a new coverage segment is created, premiums allocated to that segment will be commissionable up to that segment's target premium. The commission rates as a percent of target premium are given in a table below.

            Policy Year of Coverage          Commission Rate
                    Segment

                       1                          10%
                     2 - 4                         8%
                     5 - 10                        2%
                      11+                          0

    Premiums received within 15 days prior to policy anniversary will result in the agent receiving commissions at the same rate as if the premium was paid on the anniversary date.

    If this product is sold with a maximum ATR coverage, the target premium could be zero which would result in no commissions payable other than the annual trail commission described in section 2, below.

2. Trail Commissions: as a percent of the net account value are paid. The trail commission is calculated monthly based on the net account value at the end of the prior month. It is paid at the end of the policy year, provided the policy remains in force at that time and is not subject to the grace period provisions. The trail commissions will continue when the insured lives past age 100 and the continuation of coverage feature is in force. The annual trail commission rates are given below.

Annual trail commission rates as a percent of the net account value:

               Policy              Year Trail Commission Rate
               1 - 20                       0.20%
                21+                         0.10%


3. Riders: The Adjustable Term Insurance Rider has no target premium associated with it.

4. Commission Calculation: Commissions shall be calculated only on premium actually received and accepted by ING Security Life. Commissions shall be paid only on an earned basis. Outstanding loan amounts carried over are not considered commissionable premium.

5. Premium Allocation: If the Stated Death Benefit has been increased since the policy date, premiums received are allocated to the coverage segments in the same proportion that the commission target premium for each segment bears to the total commission target premium of the policy.

6. Death Benefit Increases: If a premium payment accompanies a request for a Stated Death Benefit increase or is received while a request is pending, the payment will be applied to the policy but commissions shall not be payable until the increase is effective. The commission shall then be payable based on the premium being allocated among all segments as it would normally and the new target premium after the increase.

7. Compensation Payments: Compensation on initial premium shall be due to the Selling Broker-Dealer at the time of the issuance of the policy and for all other premium payments at the time of the receipt and acceptance of premium by ING Security Life, except that the amount, if any, and the time of payment of compensation on stated death benefit increases, replacements, reissues, changes, conversions, exchanges, term renewals, term conversions, premiums paid in advance, policies issued on a "guaranteed issue" basis, policies requiring facultative reinsurance arrangements, and other special cases and programs shall be governed by ING Security Life's underwriting and administrative rules then in effect. The Compensation shall be payable to the Selling Broker-Dealer in accordance with the Schedule I in effect at the time of issue of the policy.

8. Commission Chargeback: In the event that a policy for which a commission has been paid is lapsed or surrendered by the Policy Owner or has a reduction of stated death benefit during the first three policy years, or is returned to ING Security Life for refund of premium during the Free Look Period as described in the policy, ING Security Life and

    ING America Equities shall require reimbursement from Selling Broker-Dealer as shown below.

         Policy Year                     Commission Chargeback
             1                    10% of first year premium up to target
             2                    6% of second year premium up to target
             3                    3% of third year premium up to target
             4+                                  0%

    If a premium payment for which a commission has been paid is refunded by ING Security Life, a reimbursement of the commission paid on the amount refunded will be due from the Selling Broker-Dealer. The reimbursement may be deducted by ING America Equities from the next, or any subsequent, commission payment to Selling Broker-Dealer.

    If the amount to be reimbursed exceeds compensation otherwise due, Selling Broker-Dealer shall promptly reimburse ING America Equities before the next commission cycle.

9. Internal Exchanges: Commissions on the exchange of any ING Security Life policy for Corporate Benefits Variable Universal Life, if any, will be paid in accordance with the exchange procedures in effect at ING Security Life on the date the exchange is completed. The commission rates and/or target premiums may be adjusted in accordance with the rules in effect at the time of the exchange. If the Representative responsible for the exchange is not the producer of the original policy, and the original producer is still active with ING Security Life, no commission will be payable to the Representative or the Selling Broker-Dealer.